Exhibit 12.1

Travelport Worldwide Limited

Computation of Ratio to Earnings to Fixed Charges and Preferred Dividends

	Nine months ended September 30,		Year ended December 31,
(in $ millions)	2015		2014		2013	2012	2011	2010
Earnings available to cover fixed charges and preferred dividends:
Income (loss) from continuing operations before income taxes and equity in earnings (losses) of equity method investment	39		131		(197)	(202)	(164)	(47)
Plus: Fixed charges	125		291		368	355	374	337
Plus: Amortization of capitalized interest	4		4		4	3	3	3
Less: Interest capitalized	(3)		(8)		(6)	(3)	(3)	(6)
Earnings available to cover fixed charges and preferred dividends	165		418		169	153	210	287

Fixed charges:
Interest, including amortization of deferred finance costs but excluding gain (loss) on extinguishment of debt	118		278		356	346	364	323
Interest capitalized	3		8		6	3	3	6
Interest portion of rental payment	4		5		6	6	7	8
Fixed charges	125		291		368	355	374	337

Ratio of earnings to fixed charges and preferred dividends	1.32	x	1.44	x	—	—	—	—

For the years ended December 31, 2013, 2012, 2011 and 2010, the Company’s earnings were insufficient to cover fixed charges by $199 million, $202 million, $164 million and $50 million, respectively, to achieve a coverage ratio of 1:1. As of November 3, 2015, no preference shares were issued and outstanding.